Exhibit 3.1

Articles of Amendment to the
Articles of Incorporation of
Porter Bancorp, Inc.

Pursuant to the provisions of KRS Section 271B.10-060, Articles of Amendment to the Articles of Incorporation of Porter Bancorp, Inc., a Kentucky corporation, are hereby adopted:

1.            The name of the corporation is Porter Bancorp, Inc.
2.            Article I of the corporation's Amended and Restated Articles of Incorporation is amended to change the name of the corporation to Limestone Bancorp, Inc.  As amended, Article I of the Amended and Restated Articles of Incorporation shall read in its entirety as follows:
ARTICLE I – NAME
The Corporation's name shall be Limestone Bancorp, Inc.
3.            The amendment does not provide for an exchange, reclassification, or cancellation of issued shares.
4.            The amendment was adopted on May 23, 2018.
5.            The designation, number of outstanding shares, number of votes entitled to be cast by each voting group entitled to vote separately on the amendment, and number of votes of each voting group indisputably represented at the meeting of shareholders at which the amendment was approved by shareholders were as follows:
Designation of voting group:	Common Shares

Number of outstanding shares:	6,189,864

Number of votes entitled to be cast:	6,189,864

Number of votes indisputably represented:	5,641,012

Number of undisputed votes cast for the amendment:	5,627,382

The total number of undisputed votes cast for the amendment by each voting group was sufficient for approval by that voting group.
6.            These Articles of Amendment shall be effective at 12:01 a.m. on June 18, 2018.

These Articles of Amendment to the Articles of Incorporation of Porter Bancorp, Inc. are executed as of the 15th day of June, 2018.

Limestone Bancorp, Inc.

By:	/s/ John T. Taylor

Name:	John T. Taylor

Title	President and Chief Executive Officer

2